UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           Fording Canadian Coal Trust
                                (Name of Issuer)

                                      Units
                         (Title of Class of Securities)

                                    345425102
                                 (CUSIP Number)

                                  Roger Barton
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-5321

                                Jeffrey D. Karpf
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                               New York, NY 10006
                                 (212) 225-2000
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                               December 14, 2004
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345425102                  13D/A                    Page 2 of 16 Pages

     1     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Ontario Teachers' Pension Plan Board

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [X]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS
           Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)          [ ]

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Ontario, Canada

                                7     SOLE VOTING POWER
                                      0
                                      See Item 5.
     NUMBER OF SHARES
       BENEFICIALLY             8     SHARED VOTING POWER
         OWNED BY                     12,074,102
      EACH REPORTING                  See Item 5.
          PERSON
           WITH                 9     SOLE DISPOSITIVE POWER
                                      0
                                      See Item 5.

                                10    SHARED DISPOSITIVE POWER
                                      12,074,102
                                      See Item 5.

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           12,074,102
           See Item 5.

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           24.7%
           See Item 5.

     14    TYPE OF REPORTING PERSON
           EP

CUSIP No. 345425102                  13D/A                    Page 3 of 16 Pages

     1     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Golden Apple Income Inc.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [X]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS
           Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)          [ ]

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Ontario, Canada

                                7     SOLE VOTING POWER
                                      0
                                      See Item 5.
     NUMBER OF SHARES
       BENEFICIALLY             8     SHARED VOTING POWER
         OWNED BY                     12,074,102
      EACH REPORTING                  See Item 5.
          PERSON
           WITH                 9     SOLE DISPOSITIVE POWER
                                      0
                                      See Item 5.

                                10    SHARED DISPOSITIVE POWER
                                      12,074,102
                                      See Item 5.

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           12,074,102
           See Item 5.

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           24.7%
           See Item 5.

     14    TYPE OF REPORTING PERSON

           CO

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), Ontario Teachers' Pension Plan Board ("Teachers") and Golden Apple Income Inc. ("Golden Apple") hereby make this statement (this "Statement") to amend their Schedule 13D dated March 10, 2003 as amended by Amendment No. 1 dated October 20, 2003 and by Amendment No. 2 dated April 19, 2004 (as amended, the "Schedule 13D") relating to the units (the "Units") of Fording Canadian Coal Trust (the "Trust"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning respectively ascribed to them in the Schedule 13D.

Item 2.           Identity and Background.

         Item 2 is hereby amended and restated in its entirety by the following:

         (a) This Statement is being filed by Teachers and Golden Apple.

         (b) - (c) Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

         Golden Apple is an Ontario, Canada corporation, the principal business of which is to make investments that are authorized for pension plans under the laws of the Province of Ontario, Canada. The principal office and business address of Golden Apple is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5. Golden Apple is a wholly-owned subsidiary of Teachers.

         The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers and Golden Apple is set forth on Schedules A and B attached hereto, respectively, and is incorporated herein by reference.

         (d) Neither Teachers or Golden Apple nor, to the best of Teachers' or Golden Apple's knowledge, any of the entities or persons identified in this Item 2 and Schedules A and B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Teachers or Golden Apple nor, to the best of Teachers' or Golden Apple's knowledge, any of the entities or persons identified in this Item 2 and Schedules A and B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the directors and the executive officers of Teachers and Golden Apple listed on Schedules A and B is a citizen of Canada.


Item 5.           Interest in Securities of the Issuer.

         Item 5(a) - (b) is hereby amended and restated in its entirety by the following:

         (a) - (b) As of the date of this Statement, Golden Apple directly beneficially owns 12,074,102 Units, representing approximately 24.7% of the Units outstanding. The total number of outstanding Units is 48,975,509, based on information provided by the Trust. Golden Apple, as a wholly-owned subsidiary of Teachers, may be deemed to share voting and dispositive power with Teachers with respect to all of the Units it beneficially owns.

         As of the date of this Statement, Teachers may be deemed to indirectly beneficially own (and to share voting and dispositive power with respect to) all of the Units beneficially owned by its wholly-owned subsidiary Golden Apple, or 12,074,102 Units, representing approximately 24.7% of the Units outstanding.

         As of the date of this Statement, Robert Bertram, Executive Vice President, Investments of Teachers, as well as President and Director of Golden Apple ("Mr. Bertram"), beneficially owns 83 Units. Teachers and Golden Apple disclaim beneficial ownership of any securities of the Trust beneficially owned by Mr. Bertram. Mr. Bertram disclaims beneficial ownership of any securities of the Trust beneficially owned by Teachers and Golden Apple.

         As of the date of this Statement, Rosemarie McClean, Vice President, Member Services of Teachers ("Ms. McClean"), beneficially owns 500 Units. Teachers and Golden Apple disclaim beneficial ownership of any securities of the Trust beneficially owned by Ms. McClean. Ms. McClean disclaims beneficial ownership of any securities of the Trust beneficially owned by Teachers and Golden Apple.

         Except as described above, none of Teachers or Golden Apple nor, to the best of Teachers' and Golden Apple's knowledge, any of the persons listed in Schedules A and B, beneficially owns any Units.

         Item 5(c) is hereby amended and restated in its entirety by the following:

         (c) Neither Teachers or Golden Apple nor, to the best of Teachers' or Golden Apple's knowledge, any of the persons listed in Schedules A and B, effected any transactions with respect to the Units in the past sixty days other than the following transactions effected on either the Toronto Stock Exchange (the "TSX") or the New York Stock Exchange (the "NYSE"):

By Ms. McClean
...............  ...............  ..............  .............. ................
Date of           Number of        Purchase (P)       Price       Transaction
Transaction       Securities        or Sale (S)     per Unit    Effected Through
...............  ...............  ..............  .............. ................
18-Nov-04                400            S             84.92 (1)     TSX


         (1) Transactions were effected in Canadian dollars and are net of commissions.

By Golden Apple

         See Schedule C.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


         Item 6 is hereby amended by removing all references to SCP.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:  December 16, 2004

                                      ONTARIO TEACHERS' PENSION PLAN
                                          BOARD, an Ontario, Canada corporation


                                      By:      /s/ Roger Barton
                                               ---------------------------------
                                         Name:  Roger Barton
                                         Title: Vice President,
                                                General Counsel & Secretary

                                      GOLDEN APPLE INCOME INC.,
                                      an Ontario, Canada corporation


                                      By:      /s/ Roger Barton
                                               ---------------------------------
                                         Name:  Roger Barton
                                         Title: Director & Secretary

                                   SCHEDULE A

       Directors, Executive Officers and Controlling Persons of Teachers.

------------------------------------ ------------------------------------------ --------------------------------------
               Name                        Residence or Business Address         Principal Occupation or Employment
------------------------------------ ------------------------------------------ --------------------------------------
Robin Korthals                       Royal Trust Tower                          Chair, Teachers
(Chairperson)                        Toronto Dominion Centre
                                     77 King Street West, Suite 4545
                                     Toronto, ON   M5K 1K2
------------------------------------ ------------------------------------------ --------------------------------------
Ann Finlayson                        40 Ruden Crescent                          Self-employed journalist, speaker,
(Director)                           Toronto, ON   M3A 3H3                      freelance editor and consultant
------------------------------------ ------------------------------------------ --------------------------------------
J. Douglas Grant                     257 Rosedale Heights Drive                 Chairperson, Sceptre Investment
(Director)                           Toronto, ON M4T 1C7                        Counsel Limited
------------------------------------ ------------------------------------------ --------------------------------------
Lucy Greene                          1736 Caughey Lane                          Retired Human Resources Executive
(Director)                           Penetang, ON   L9M 1X4                     for Sun Life Assurance Company of
                                                                                Canada
------------------------------------ ------------------------------------------ --------------------------------------
Ralph Lean, Q.C                      Cassels Brock & Blackwell                  Corporate & Commercial lawyer
(Director)                           40 King Street West,
                                     Suite 2200
                                     Toronto, ON   M5H 3C2
------------------------------------ ------------------------------------------ --------------------------------------
Guy Matte                            7083 Notre-Dame                            Former Executive Director of the
(Director)                           Orleans, ON   K1C 1J1                      Association des enseignantes et des
                                                                                enseignants franco-ontariens
------------------------------------ ------------------------------------------ --------------------------------------
Eileen Mercier                       Finvoy Management Inc.                     President
(Director)                           77 Strathallan Blvd.
                                     Toronto, ON   M5N 1S8
------------------------------------ ------------------------------------------ --------------------------------------
Thomas O'Neill                       33 Geraldine Court                         Former Chairperson, PwC Consulting
(Director)                           Don Mills, ON   M3A 1N2
------------------------------------ ------------------------------------------ --------------------------------------
Gary Porter                          820-439 University Ave.                    Self-employed chartered accountant
(Director)                           Toronto, ON   M5G 1Y8
------------------------------------ ------------------------------------------ --------------------------------------
Carol Stephenson                     University of Western Ontario              Dean, Richard Ivey School of Business
                                     1151 Richmond St. N.
                                     London, ON   N6A 3K7
------------------------------------ ------------------------------------------ --------------------------------------
Roger Barton                         5650 Yonge Street, 5th Floor               Vice-President, General Counsel &
                                     Toronto, ON   M2M 4H5                      Secretary of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Robert Bertram                       5650 Yonge Street, 5th Floor               Executive Vice-President,
                                     Toronto, ON   M2M 4H5                      Investments of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
John Brennan                         5650 Yonge Street, 5th Floor               Vice-President, Human Resources &
                                     Toronto, ON   M2M 4H5                      Public Affairs of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Russ Bruch                           5650 Yonge Street, 5th Floor               Vice-President Investment Operations
                                     Toronto, ON   M2M 4H5                      of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Bruce Ford                           5650 Yonge Street, 5th Floor               Vice-President International Equity
                                     Toronto, ON   M2M 4H5                      Indices & Foreign Exchange of
                                                                                Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Zev Frishman                         5650 Yonge Street, 5th Floor               Vice-President, Structured
                                     Toronto, ON   M2M 4H5                      Portfolios & External Managers of
                                                                                Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Brian Gibson                         5650 Yonge Street, 5th Floor               Senior Vice-President, Public
                                     Toronto, ON   M2M 4H5                      Equities of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Wayne Kozun                          5650 Yonge Street, 5th Floor               Vice-President, TAA & Real Return,
                                     Toronto, ON   M2M 4H5                      of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Claude Lamoureux                     5650 Yonge Street, 5th Floor               President and Chief Executive
                                     Toronto, ON   M2M 4H5                      Officer of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Jim Leech                            5650 Yonge Street, 5th Floor               Senior Vice-President, Teachers'
                                     Toronto, ON   M2M 4H5                      Private Capital of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Ron Lepin                            5650 Yonge Street, 5th Floor               Vice-President Infrastructure of
                                     Toronto, ON   M2M 4H5                      Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Mark MacDonald                       5650 Yonge Street, 5th Floor               Vice-President, Teachers' Private
                                     Toronto, ON   M2M 4H5                      Capital of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Peter Maher                          5650 Yonge Street, 5th Floor               Vice-President Audit Services of
                                     Toronto, ON   M2M 4H5                      Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Morgan McCague                       5650 Yonge Street, 5th Floor               Senior Vice-President Asset Mix &
                                     Toronto, ON   M2M 4H5                      Risk of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Rosemarie McClean                    5650 Yonge Street, 5th Floor               Vice-President Member Services of
                                     Toronto, ON   M2M 4H5                      Teachers
------------------------------------ ------------------------------------------ --------------------------------------
David McGraw                         5650 Yonge Street, 5th Floor               Vice-President Finance of Teachers
                                     Toronto, ON   M2M 4H5
------------------------------------ ------------------------------------------ --------------------------------------
Dean Metcalf                         5650 Yonge Street, 5th Floor               Vice-President, Teachers' Private
                                     Toronto, ON   M2M 4H5                      Capital of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Ron Mock                             5650 Yonge Street, 5th Floor               Vice-President Alternative
                                     Toronto, ON   M2M 4H5                      Investments of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Phil Nichols                         5650 Yonge Street, 5th Floor               Vice-President Information Services
                                     Toronto, ON   M2M 4H5                      of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Neil Petroff                         5650 Yonge Street, 5th Floor               Senior Vice-President Asset
                                     Toronto, ON   M2M 4H5                      Allocation & Alternatives
------------------------------------ ------------------------------------------ --------------------------------------
Sean Rogister                        5650 Yonge Street, 5th Floor               Senior Vice-President Fixed Income
                                     Toronto, ON   M2M 4H5                      of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Lee Sienna                           5650 Yonge Street, 5th Floor               Vice-President, Teachers' Private
                                     Toronto, ON   M2M 4H5                      Capital of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Mark Wiseman                         5650 Yonge Street, 5th Floor               Vice-President Funds &
                                     Toronto, ON   M2M 4H5                      Co-Investments of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Rosemary Zigrossi                    5650 Yonge Street, 5th Floor               Vice-President Venture Capital of
                                     Toronto, ON   M2M 4H5                      Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Barb Zvan                            5650 Yonge Street, 5th Floor               Vice-President Risk Research &
                                     Toronto, ON   M2M 4H5                      Economics of Teachers
------------------------------------ ------------------------------------------ --------------------------------------

                                   SCHEDULE B

     Directors, Executive Officers and Controlling Persons of Golden Apple.

                              Residence or         Principal Occupation or
Name                          Business Address     Employment
----                          ----------------     ----------
Robert Bertram                5650 Yonge Street    Executive Vice President,
(Director & President)        5th Floor            Investments of Teachers
                              Toronto, Ontario
                              M2M 4H5

Roger Barton                  5650 Yonge Street    Vice President, General
(Director & Secretary)        5th Floor            Counsel and Secretary of
                              Toronto, Ontario     Teachers
                              M2M 4H5

Morgan McCague                5650 Yonge Street    Senior Vice President,
(Director & Vice President)   5th Floor            Asset Mix and Risk of
                              Toronto, Ontario     Teachers
                              M2M 4H5

Claude Lamoureux              5650 Yonge Street    President and Chief Executive
(Vice President)              5th Floor            Officer of Teachers
                              Toronto, Ontario
                              M2M 4H5

                                         SCHEDULE C

         Transactions with respect to the Units in the past sixty days by Golden Apple.


                                                      Price per
    Date of     Number    Purchase (P)       Unit                         Transaction
  Transaction  Of Units    or Sale (S)    Net of Comm     Currency     Effected Through
  -----------  --------    -----------    -----------     --------     ----------------

   10-Dec-04      1,000       S               88.15          CAD               TSX
   10-Dec-04      2,000       S               88.05          CAD               TSX
   10-Dec-04      4,000       S               87.95          CAD               TSX
   10-Dec-04      1,200       S               87.78          CAD               TSX
   10-Dec-04        900       S               87.70          CAD               TSX
   10-Dec-04      1,100       S               87.61          CAD               TSX
   10-Dec-04      3,000       S               87.50          CAD               TSX
   10-Dec-04      1,000       S               87.32          CAD               TSX
   10-Dec-04        200       S               87.30          CAD               TSX
   10-Dec-04      4,700       S               87.26          CAD               TSX
   10-Dec-04      2,000       S               87.24          CAD               TSX
   10-Dec-04        500       S               87.01          CAD               TSX
   10-Dec-04        600       S               87.00          CAD               TSX
   10-Dec-04      1,100       S               71.06          USD              NYSE
   10-Dec-04        200       S               71.16          USD              NYSE
   10-Dec-04      2,500       S               71.26          USD              NYSE
   10-Dec-04      1,300       S               71.34          USD              NYSE
   10-Dec-04        600       S               71.36          USD              NYSE
   10-Dec-04        400       S               71.37          USD              NYSE
   10-Dec-04      4,500       S               71.38          USD              NYSE
   10-Dec-04      1,900       S               71.39          USD              NYSE
   10-Dec-04      1,100       S               71.40          USD              NYSE
   10-Dec-04      2,700       S               71.46          USD              NYSE
   10-Dec-04        200       S               71.47          USD              NYSE
   10-Dec-04        200       S               71.48          USD              NYSE
   10-Dec-04        700       S               71.51          USD              NYSE
   10-Dec-04        100       S               71.55          USD              NYSE
   10-Dec-04      2,600       S               71.56          USD              NYSE
   10-Dec-04        100       S               71.60          USD              NYSE
   10-Dec-04      1,000       S               71.61          USD              NYSE
   10-Dec-04      1,700       S               71.66          USD              NYSE
   10-Dec-04        700       S               71.69          USD              NYSE
   10-Dec-04        100       S               71.72          USD              NYSE
   10-Dec-04        100       S               71.74          USD              NYSE
   10-Dec-04      1,200       S               71.95          USD              NYSE
   10-Dec-04      2,000       S               71.86          USD              NYSE
   10-Dec-04        700       S               71.24          USD              NYSE
   10-Dec-04      1,600       S               71.26          USD              NYSE
   10-Dec-04      2,700       S               71.31          USD              NYSE
   10-Dec-04        100       S               71.32          USD              NYSE
   10-Dec-04        200       S               71.33          USD              NYSE
   10-Dec-04      1,200       S               71.34          USD              NYSE
   10-Dec-04        800       S               71.36          USD              NYSE
   10-Dec-04        300       S               71.37          USD              NYSE
   10-Dec-04        200       S               71.40          USD              NYSE
   10-Dec-04        300       S               71.41          USD              NYSE
   10-Dec-04        600       S               71.42          USD              NYSE
   10-Dec-04        100       S               71.43          USD              NYSE
   10-Dec-04        500       S               71.44          USD              NYSE
   10-Dec-04        600       S               71.46          USD              NYSE
   10-Dec-04        400       S               71.47          USD              NYSE
   10-Dec-04      3,600       S               71.51          USD              NYSE
   10-Dec-04        200       S               71.54          USD              NYSE
   10-Dec-04        400       S               71.56          USD              NYSE
   10-Dec-04        900       S               71.57          USD              NYSE
   10-Dec-04        700       S               71.58          USD              NYSE
   10-Dec-04        800       S               71.59          USD              NYSE
   10-Dec-04        400       S               71.61          USD              NYSE
   10-Dec-04        200       S               71.63          USD              NYSE
   10-Dec-04        600       S               71.68          USD              NYSE
   10-Dec-04        100       S               71.70          USD              NYSE
   10-Dec-04      1,100       S               71.16          USD              NYSE
   10-Dec-04        300       S               71.21          USD              NYSE
   10-Dec-04        300       S               71.22          USD              NYSE
   10-Dec-04      1,000       S               71.23          USD              NYSE
   10-Dec-04        300       S               71.24          USD              NYSE
   10-Dec-04        500       S               71.25          USD              NYSE
   10-Dec-04        500       S               71.26          USD              NYSE
   10-Dec-04        500       S               71.27          USD              NYSE
   10-Dec-04        300       S               71.29          USD              NYSE
   10-Dec-04        100       S               71.34          USD              NYSE
   10-Dec-04        100       S               71.35          USD              NYSE
   10-Dec-04        200       S               71.36          USD              NYSE
   10-Dec-04        100       S               71.42          USD              NYSE
   13-Dec-04      1,300       S               88.85          CAD               TSE
   13-Dec-04      1,100       S               88.62          CAD               TSE
   13-Dec-04      2,000       S               88.55          CAD               TSE
   13-Dec-04      2,200       S               88.23          CAD               TSE
   13-Dec-04      1,100       S               88.19          CAD               TSE
   13-Dec-04      4,600       S               88.15          CAD               TSE
   13-Dec-04      1,800       S               88.14          CAD               TSE
   13-Dec-04     13,800       S               88.11          CAD               TSE
   13-Dec-04      3,200       S               88.10          CAD               TSE
   13-Dec-04    100,000       S               88.09          CAD               TSE
   13-Dec-04      2,300       S               88.06          CAD               TSE
   13-Dec-04        600       S               88.05          CAD               TSE
   13-Dec-04      1,200       S               88.03          CAD               TSE
   13-Dec-04        800       S               88.02          CAD               TSE
   13-Dec-04      1,300       S               88.01          CAD               TSE
   13-Dec-04     50,000       S               88.00          CAD               TSE
   13-Dec-04      1,600       S               87.97          CAD               TSE
   13-Dec-04      1,300       S               87.96          CAD               TSE
   13-Dec-04      3,800       S               87.95          CAD               TSE
   13-Dec-04     10,000       S               88.91          CAD               TSE
   13-Dec-04      1,600       S               87.86          CAD               TSE
   13-Dec-04        500       S               71.56          USD              NYSE
   13-Dec-04      2,300       S               71.57          USD              NYSE
   13-Dec-04      3,500       S               71.59          USD              NYSE
   13-Dec-04        100       S               71.60          USD              NYSE
   13-Dec-04        500       S               71.61          USD              NYSE
   13-Dec-04        300       S               71.62          USD              NYSE
   13-Dec-04        100       S               71.79          USD              NYSE
   13-Dec-04        100       S               71.81          USD              NYSE
   13-Dec-04      2,200       S               71.82          USD              NYSE
   13-Dec-04        100       S               71.83          USD              NYSE
   13-Dec-04        800       S               71.84          USD              NYSE
   13-Dec-04        300       S               71.85          USD              NYSE
   13-Dec-04      3,600       S               71.86          USD              NYSE
   13-Dec-04        300       S               71.88          USD              NYSE
   13-Dec-04      1,200       S               71.89          USD              NYSE
   13-Dec-04        400       S               71.90          USD              NYSE
   13-Dec-04        300       S               71.91          USD              NYSE
   13-Dec-04      2,500       S               71.95          USD              NYSE
   13-Dec-04      2,300       S               71.96          USD              NYSE
   13-Dec-04      1,200       S               71.97          USD              NYSE
   13-Dec-04        900       S               72.06          USD              NYSE
   13-Dec-04      1,500       S               72.14          USD              NYSE
   13-Dec-04      6,000       S               71.46          USD              NYSE
   13-Dec-04      1,000       S               71.47          USD              NYSE
   13-Dec-04        300       S               71.48          USD              NYSE
   13-Dec-04        100       S               71.49          USD              NYSE
   13-Dec-04        600       S               71.51          USD              NYSE
   13-Dec-04      3,300       S               71.56          USD              NYSE
   13-Dec-04      1,500       S               71.57          USD              NYSE
   13-Dec-04        100       S               71.58          USD              NYSE
   13-Dec-04        100       S               71.59          USD              NYSE
   13-Dec-04        100       S               71.60          USD              NYSE
   13-Dec-04      3,000       S               71.61          USD              NYSE
   13-Dec-04      3,300       S               71.62          USD              NYSE
   13-Dec-04      2,200       S               71.65          USD              NYSE
   13-Dec-04      1,800       S               71.66          USD              NYSE
   13-Dec-04        700       S               71.67          USD              NYSE
   13-Dec-04        500       S               71.68          USD              NYSE
   13-Dec-04        300       S               71.69          USD              NYSE
   13-Dec-04        100       S               71.73          USD              NYSE
   13-Dec-04      2,200       S               71.61          USD              NYSE
   13-Dec-04      1,800       S               71.66          USD              NYSE
   13-Dec-04        800       S               71.68          USD              NYSE
   13-Dec-04        500       S               71.70          USD              NYSE
   13-Dec-04        700       S               71.71          USD              NYSE
   13-Dec-04      1,500       S               71.72          USD              NYSE
   13-Dec-04      1,700       S               71.73          USD              NYSE
   13-Dec-04      3,000       S               71.74          USD              NYSE
   13-Dec-04        500       S               71.75          USD              NYSE
   13-Dec-04      9,900       S               71.76          USD              NYSE
   13-Dec-04        100       S               71.77          USD              NYSE
   13-Dec-04      1,700       S               71.78          USD              NYSE
   13-Dec-04        600       S               71.79          USD              NYSE
   13-Dec-04      4,400       S               71.51          USD              NYSE
   13-Dec-04      2,600       S               71.52          USD              NYSE
   13-Dec-04        400       S               71.53          USD              NYSE
   13-Dec-04        100       S               71.54          USD              NYSE
   13-Dec-04        500       S               71.55          USD              NYSE
   13-Dec-04        200       S               71.56          USD              NYSE
   13-Dec-04      4,300       S               71.57          USD              NYSE
   13-Dec-04        100       S               71.59          USD              NYSE
   13-Dec-04        400       S               71.60          USD              NYSE
   13-Dec-04        300       S               71.62          USD              NYSE
   13-Dec-04      1,100       S               71.66          USD              NYSE
   13-Dec-04        400       S               71.67          USD              NYSE
   13-Dec-04        100       S               71.73          USD              NYSE
   13-Dec-04      5,200       S               71.76          USD              NYSE
   13-Dec-04        100       S               71.77          USD              NYSE
   13-Dec-04      2,800       S               71.79          USD              NYSE
   13-Dec-04      2,000       S               71.81          USD              NYSE
   13-Dec-04        400       S               71.60          USD              NYSE
   13-Dec-04      2,500       S               71.61          USD              NYSE
   13-Dec-04        300       S               71.63          USD              NYSE
   13-Dec-04        700       S               71.64          USD              NYSE
   13-Dec-04        900       S               71.65          USD              NYSE
   13-Dec-04      2,200       S               71.66          USD              NYSE
   13-Dec-04      1,100       S               71.67          USD              NYSE
   13-Dec-04      2,600       S               71.68          USD              NYSE
   13-Dec-04        500       S               71.69          USD              NYSE
   13-Dec-04        500       S               71.70          USD              NYSE
   13-Dec-04      2,100       S               71.71          USD              NYSE
   13-Dec-04        200       S               71.72          USD              NYSE
   13-Dec-04        500       S               71.73          USD              NYSE
   13-Dec-04      1,300       S               71.74          USD              NYSE
   13-Dec-04      1,600       S               71.75          USD              NYSE
   13-Dec-04      2,700       S               71.76          USD              NYSE
   13-Dec-04        300       S               71.78          USD              NYSE
   13-Dec-04      2,100       S               71.80          USD              NYSE
   13-Dec-04      2,500       S               71.81          USD              NYSE
   14-Dec-04        200       S               90.05          CAD               TSE
   14-Dec-04      2,100       S               89.64          CAD               TSE
   14-Dec-04      1,400       S               87.97          CAD               TSE
   14-Dec-04      4,700       S               87.45          CAD               TSE
   14-Dec-04        300       S               87.25          CAD               TSE
   14-Dec-04      2,200       S               87.11          CAD               TSE
   14-Dec-04      1,500       S               87.00          CAD               TSE
   14-Dec-04      2,900       S               86.98          CAD               TSE
   14-Dec-04      1,400       S               86.91          CAD               TSE
   14-Dec-04      1,000       S               86.88          CAD               TSE
   14-Dec-04        800       S               86.50          CAD               TSE
   14-Dec-04        400       S               86.46          CAD               TSE
   14-Dec-04    418,800       S               86.45          CAD               TSE
   14-Dec-04        400       S               70.48          USD              NYSE
   14-Dec-04        400       S               70.49          USD              NYSE
   14-Dec-04      3,000       S               70.51          USD              NYSE
   14-Dec-04        200       S               70.54          USD              NYSE
   14-Dec-04      2,300       S               70.56          USD              NYSE
   14-Dec-04        400       S               70.57          USD              NYSE
   14-Dec-04        400       S               70.58          USD              NYSE
   14-Dec-04        100       S               70.59          USD              NYSE
   14-Dec-04        600       S               70.60          USD              NYSE
   14-Dec-04      1,100       S               70.61          USD              NYSE
   14-Dec-04      1,700       S               70.62          USD              NYSE
   14-Dec-04        800       S               70.63          USD              NYSE
   14-Dec-04        200       S               70.64          USD              NYSE
   14-Dec-04        100       S               70.66          USD              NYSE
   14-Dec-04        900       S               70.86          USD              NYSE
   14-Dec-04      3,000       S               70.96          USD              NYSE
   14-Dec-04        400       S               71.08          USD              NYSE
   14-Dec-04        300       S               71.10          USD              NYSE
   14-Dec-04        500       S               71.21          USD              NYSE
   14-Dec-04        400       S               71.24          USD              NYSE
   14-Dec-04      1,200       S               71.25          USD              NYSE
   14-Dec-04        500       S               71.32          USD              NYSE
   14-Dec-04        500       S               71.33          USD              NYSE
   14-Dec-04        300       S               71.36          USD              NYSE
   14-Dec-04        200       S               71.44          USD              NYSE
   14-Dec-04        400       S               71.61          USD              NYSE
   14-Dec-04        600       S               71.71          USD              NYSE
   14-Dec-04        500       S               71.75          USD              NYSE
   14-Dec-04        100       S               71.82          USD              NYSE
   14-Dec-04        100       S               71.91          USD              NYSE
   14-Dec-04        100       S               72.38          USD              NYSE
   14-Dec-04        100       S               72.40          USD              NYSE
   14-Dec-04      1,400       S               72.45          USD              NYSE
   14-Dec-04        500       S               72.46          USD              NYSE
   14-Dec-04        100       S               72.56          USD              NYSE
   14-Dec-04        300       S               72.66          USD              NYSE
   14-Dec-04        300       S               72.71          USD              NYSE
   14-Dec-04        300       S               72.72          USD              NYSE
   14-Dec-04        300       S               72.76          USD              NYSE
   14-Dec-04        200       S               69.99          USD              NYSE
   14-Dec-04     19,800       S               69.96          USD              NYSE
   14-Dec-04      6,000       S               70.46          USD              NYSE
   14-Dec-04        900       S               70.47          USD              NYSE
   14-Dec-04        100       S               70.48          USD              NYSE
   14-Dec-04        300       S               70.49          USD              NYSE
   14-Dec-04        200       S               70.50          USD              NYSE
   14-Dec-04        500       S               70.51          USD              NYSE
   14-Dec-04      1,100       S               70.54          USD              NYSE
   14-Dec-04        700       S               70.55          USD              NYSE
   14-Dec-04        600       S               70.56          USD              NYSE
   14-Dec-04        200       S               70.57          USD              NYSE
   14-Dec-04        500       S               70.58          USD              NYSE
   14-Dec-04        500       S               70.60          USD              NYSE
   14-Dec-04        300       S               70.61          USD              NYSE
   14-Dec-04        200       S               70.62          USD              NYSE
   14-Dec-04      1,700       S               70.64          USD              NYSE
   14-Dec-04        200       S               70.66          USD              NYSE
              ---------
                900,000
              ---------